UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 10 July 2003-22 July 2003

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay,

North Tower, 68-86 Jervois Quay,

Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

1.1	Telecom And Sky Sign Arrangements For Resale And Retransmission

17 July 2003

1.2	Sky’s Coming Back For Telecom Customers 17 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA COX
Linda Marie Cox Company Secretary

Dated:	22 July 2003

17 July 2003

TELECOM AND SKY SIGN ARRANGEMENTS FOR RESALE AND RETRANSMISSION

Telecom New Zealand Limited (Telecom) today entered into agreements with Sky Network Television Limited (Sky) which will enable Telecom to resell and retransmit Sky’s pay television services to Telecom’s customers for the next five years.

As a result, under the resale agreement, Telecom intends to launch new communications packages comprising Sky’s satellite pay television service and various Telecom products and services.

Under the retransmission and content acquisition arrangements, Telecom will be able to retransmit Sky programming over Telecom’s network. If Telecom retransmits Sky services, then Telecom will package Sky’s programming with Telecom’s products and services.

Telecom and Sky intend to work together to develop a package of Sky services suitable for retransmission over Telecom’s infrastructure. The technical development necessary to achieve roll-out of retransmission is progressing. However, no decision has been made about when a commercial roll out may occur.

Telecom and Sky will also look at working together to develop pay per view and video on demand services for retransmission over Telecom’s networks.

A key benefit for Telecom arising from these arrangements lies in its ability to provide combined communications, entertainment and information packages, and to work with Sky to develop entertainment and information services for delivery over Telecom’s network.

The Market Surveillance Panel of the New Zealand Exchange Limited has granted Telecom a waiver from LR 9.2.1 (Related Party Transactions) in respect of the agreements.

Attached is the parties’ media release on the agreements and an appendix setting out the key commercial terms of the deal.

APPENDIX

KEY COMMERCIAL TERMS OF THE AGREEMENTS

Key commercial terms under both Agreements include:

➢	Telecom will resell Sky services along with other Telecom services. Telecom is responsible for customer service and marketing the availability of Telecom/Sky packages and services subject to certain restrictions.

➢	Telecom can set its own charges for Telecom/Sky packages subject to any applicable restrictions contained in some programme contracts.

➢	Telecom will only sell pay television services in New Zealand sourced from Sky, subject to certain exceptions. Sky will not use Telecom’s network to provide pay television services without Telecom’s consent, but is not restricted from continuing to develop its pay television services.

➢	Telecom will offer Sky’s pay television services using the same programme tier structure as Sky offers (that is, basic and premium services).

➢	If Sky allows anyone else to resell or retransmit Sky services on more favourable terms, then the more favourable terms will apply to Telecom.

➢	The parties will meet at the beginning of the fourth year to consider a renewal of the Agreements, but there is no obligation to renew.

Other key terms under the Reseller Agreement include:

➢	Telecom is authorised by Sky to market and sell Sky’s digital service using Sky’s platform and customer equipment (dish and decoder).

➢	Telecom can resell Sky services to domestic subscribers and, subject to Sky’s consent, to commercial subscribers.

➢	Sky will deliver services to Telecom’s customers on the same basis as those services are delivered to Sky’s customers, and generally ensure that the quality delivered to Telecom’s

customers	is no less favourable than that delivered to customers subscribing directly from Sky.

➢	Telecom will bill its customers for Telecom/Sky packages.

➢	Telecom will pay Sky an installation fee for new installations. In addition, Telecom will pay for Sky services calculated as a discount off Sky’s retail price.

➢	There are arrangements to enable Telecom’s reseller subscribers to progressively become retransmission subscribers.

Other key terms under the Retransmission and Content Acquisition Agreement include:

➢	Telecom is authorised to retransmit Sky services via Telecom’s network to both domestic and commercial customers.

➢	Sky will be responsible for delivering a signal of the agreed Sky services to Telecom.

➢	Telecom will be responsible for customer installations, providing customer service and billing, maintaining security of the service, and blocking and filtering.

➢	The pricing regime determining what Telecom is required to pay Sky for retransmitted services is for the large part calculated as a discount off Sky’s retail price. Where there is no Sky retail package corresponding to Telecom’s retransmitted package, then there is a mechanism to agree a notional retail price (which is then subject to a discount) including possibly involving an independent expert.

➢	Sky will be Telecom’s agent for purchasing Telecom’s pay television video content. Certain conditions and exceptions apply. Sky receives a percentage of the total payments Telecom pays for video content that Sky acquires and reimbursement of its reasonable costs and expenses.

➢	Telecom can develop its own forms of interactivity, so long as they do not appear in the video frame of a Sky channel, unless that interactivity is provided by Sky. The parties will jointly investigate opportunities to implement interactivity applications.

➢	Both agreements also set out ‘standard’ commercial terms. For example, termination events (including termination for default, change of control and insolvency), confidentiality terms, warranties, indemnities, obligations to retain records and audit rights.

17 July 2003

MEDIA RELEASE

SKY’S COMING BACK FOR TELECOM CUSTOMERS

Telecom will soon be launching new Telecom and SKY packages for its customers after the two companies signed major five-year resale and retransmission agreements today.

“The deal opens up some really exciting possibilities for Telecom customers in the future,” said Chief Operating Officer New Zealand Simon Moutter.

“Providing our customers with new Telecom and SKY packages is just the start. The agreements are key to Telecom’s vision of offering customers the advantage of different communications, entertainment and information services in ways that suit their needs.

“While a date for commercial launch of retransmission services has not been set yet, the possibilities we’ll look at in the future include development of pay-per-view, video on demand and interactive television applications using SKY content and Telecom’s networks.”

Mr Moutter said Telecom is aiming to introduce new SKY and telephone packages under the resale agreement shortly.

“That will start to make the benefits of the deal tangible to customers.

“About 30 percent of Telecom customers now subscribe to packages of various services. When we last offered packages bundling up Telecom services with SKY, they were extremely popular and over 40,000 customers signed up.

“Before long, we’ll be able to offer customers an expanded range of packages. We’re also working towards giving customers the convenience of one account by including billing for all their SKY services in their Telecom account,” Mr Moutter said.

Telecom customers currently on SKY packages will have the option of upgrading to the new packages when they become available. Those customers who have registered with Telecom to receive information about SKY packages will be contacted by us as soon as the new packages are launched.

SKY Television Chief Executive John Fellet said it was great to be working with Telecom to develop new entertainment and information services for New Zealanders.

“The relationship with Telecom fits well with SKY’s philosophy of packaging SKY services with other complementary services, and providing New Zealanders with the opportunity to watch SKY channels and programmes on a variety of different platforms.

“The convergence of telephony and television services is happening all around the world. We’re excited by the opportunity to bring SKY services to Telecom customers in new and exciting ways.”

Ends

For further information, please contact:

John Goulter

Telecom Public Affairs and Government Relations Manager

Phone 04 498 9369

Mobile 027 232 4303

Tony O’Brien

SKY Television Director of Communications

Phone 09 579 9999

Mobile 021 497830